Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment No. 2 to the registration statement on Form S-11 (File No. 333-251762) of our report dated November 20, 2020, except for Note 9 as to which the date is February 2, 2021, on our audit of the financial statements of AFC Gamma, Inc. as of September 30, 2020 and for the period July 31, 2020 (date of commencement of operations) to September 30, 2020, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP

Chicago, Illinois
February 2, 2021